UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 16, 2015
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)
PRODUCTION AND COST GUIDANCE FOR THE QUARTER ENDED 30 JUNE 2015
Westonaria 16 July 2015: Sibanye (JSE: SGL & NYSE: SBGL) advises shareholders that it will report a significantly improved operating result for June 2015 quarter, compared with that of the March 2015 quarter. As indicated in the operating update released on 4 May 2015, the operational events which negatively affected production during the first two months of the year were largely resolved by the end of the March 2015 quarter.
The June 2015 quarter operating result is in line with forecast. Gold production of
12,396kg (398,500oz) is 26% higher than gold production for the March 2015 quarter and 5% higher than for the comparable quarter in 2014. Total cash cost for the quarter will be approximately R336,000/kg (US$865/oz) and All–in cost, approximately R416,000/kg (US$1,070/oz) respectively 13% and 12% lower than for the March 2015 quarter.
Despite ongoing disruptions from loadshedding, the Kloof, Driefontein and Beatrix operations produced 10,917kg (351,000oz) of gold for the quarter, which is only marginally lower than gold production in the same period of 2014. The Cooke
Operation contributed 1,479kg (47,550oz) of gold for the quarter, 8% higher than for the March 2015 quarter. The Cooke Operation produced approximately 88,000lbs of uranium for the six-months ended 30 June 2015.
Gold production for the six months ended 30 June 2015 will be approximately
22,200kg (713,750oz), with Total cash cost of approximately R358,000/kg (US$935/oz),
All-in Sustaining cost of approximately R435,000/kg (US$1,138/oz) and All-in cost of approximately R442,000/kg (US$1,156/oz). Costs are slightly higher than the average costs forecast for the year, due to the relative underperformance during the March
2015 quarter.
Gold production for South African gold producers is seasonally higher in the second half of the calendar year due to relatively fewer public holidays compared with the first half of the year. Assuming normal operations for the remainder of the year, gold production guidance for the year ending 31 December 2015 is therefore unchanged.
Sibanye will be releasing its financial and operating results for the quarter and six-
months ended 30 June 2015 on Thursday, 6 August 2015. Please refer to
http://www.sibanyegold.co.za for dial-in and webcast information.
ENDS

Contact
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd
FORWARD LOOKING STATEMENTS
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the
US Securities Exchange Act of 1934.
These forward-looking statements, including, among others, those relating to
Sibanye’s future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye’s estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium;
the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues;
power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of
Sibanye’s information technology and communications systems; the adequacy of
Sibanye’s insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye’s operations; and

the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.
The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: July 16, 2015
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer